		Exhibit 12

EL PASO PIPELINE PARTNERS, L.P.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Millions, Except For Ratio)
	Three Months Ended March 31,
	2014	2013

Earnings:
Pre-tax income from continuing operations before adjustment for equity earnings per statements of income	$170	$171
Add:
Fixed charges	73	76
Distributed income of equity investees	4	4
Income as adjusted	$247	$251

Fixed charges:
Interest expense, net per statements of income (includes amortization of debt discount, premium and debt issuance costs; excludes AFUDC)	$73	$76
Fixed charges	$73	$76

Ratio of earnings to fixed charges	3.4	3.3